Exhibit 99.1

Chanson International Holding

(incorporated under the laws of the Cayman Islands)

(NASDAQ: CHSN)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “EGM”) of Chanson International Holding (the “Company”) will be held on February 23, 2025, at 10:00 a.m., Eastern Time. The EGM will be held in a hybrid format. In-person participants will be able to attend the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017. Remote participants will be able to attend the EGM at www.virtualshareholdermeeting.com/CHSN2026.

The purpose of the EGM is for the shareholders of the Company (the “Shareholders”) to consider and, if thought fit, pass the following resolutions:

1.	It is resolved as an ordinary resolution that the authorised share capital of the Company be increased from US$165,000,000 divided into 2,055,000,000 Class A ordinary shares of US$0.08 par value each and 7,500,000 Class B ordinary shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary shares of US$0.08 par value each (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.	It is resolved as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”):

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of US$0.08 par value each and Class B ordinary share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.08 par value each and Class B ordinary shares of US$0.08 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A ordinary share of US$0.08 par value each be subdivided into 800 Class A ordinary shares of US$0.0001 par value each; and

ii.	each authorised but unissued Class B ordinary share of US$0.08 par value each be subdivided into 800 Class B ordinary shares of US$0.0001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0001 par value each and unissued Class B ordinary shares of US$0.0001 par value each that will result in the Company having authorised share capital of US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each.

4.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

5.	It is resolved as an ordinary resolution to adjourn the EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) unanimously recommends that the Shareholders vote “FOR” for each item.

The Board has fixed the close of business on February 2, 2026 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, attend and vote at the EGM. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of, attend and vote at the EGM.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.chanson-international.net/. The notice of the EGM, the proxy statement, and the proxy card will be sent or made available to shareholders on or about February 4, 2026.

By Order of the Board of Directors,

/s/ Gang Li
Gang Li Chief Executive Officer, Director and Chairman of the Board of Directors Urumqi, China February 4, 2026

CHANSON INTERNATIONAL HOLDING

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
February 23, 2026
10:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Chanson International Holding (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on February 23, 2026, at 10:00 a.m., Eastern Time. The Company will hold the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, which shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/CHSN2026. Shareholders will have an equal opportunity to participate in the business for which the EGM has been convened, to hear and see all persons present who speak and to be heard and seen by all other persons present in the same way, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the EGM.

Only holders of the Class A ordinary shares of par value US$0.08 each of the Company (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.08 each of the Company (the “Class B Ordinary Shares” together with the Class A Ordinary Shares, the “ordinary shares”) of record at the close of business on February 2, 2026 (the “Record Date”) are entitled to attend and vote at the EGM. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative representing not less than one-third of the outstanding ordinary shares carrying the right to vote at the EGM shall form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to 50 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.	It is resolved as an ordinary resolution that the authorised share capital of the Company be increased from US$165,000,000 divided into 2,055,000,000 Class A ordinary shares of US$0.08 par value each and 7,500,000 Class B ordinary shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary shares of US$0.08 par value each (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.	It is resolved as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”):

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of US$0.08 par value each and Class B ordinary share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.08 par value each and Class B ordinary shares of US$0.08 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A ordinary share of US$0.08 par value each be subdivided into 800 Class A ordinary shares of US$0.0001 par value each; and

ii.	each authorised but unissued Class B ordinary share of US$0.08 par value each be subdivided into 800 Class B ordinary shares of US$0.0001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0001 par value each and unissued Class B ordinary shares of US$0.0001 par value each that will result in the Company having authorised share capital of US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each.

4.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

5.	It is resolved as an ordinary resolution to adjourn the EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1-5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2024 on Form 20-F (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report to shareholders by visiting the Company’s website at https://ir.chanson-international.net. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.chanson-international.net.

PROPOSAL NO. 1

SHARE CAPITAL INCREASE

To consider and approve a proposal to increase the authorised share capital of the Company from US$165,000,000 divided into 2,055,000,000 Class A ordinary shares of US$0.08 par value each and 7,500,000 Class B ordinary shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary shares of US$0.08 par value each (the “Share Capital Increase”).

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be increased from US$165,000,000 divided into 2,055,000,000 Class A ordinary shares of US$0.08 par value each and 7,500,000 Class B ordinary shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary shares of US$0.08 par value each (the “Share Capital Increase”).

VOTE REQUIRED FOR APPROVAL

Proposals No. 1 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE

To consider and approve a proposal for the Company to, subject to and immediately following the Share Capital Increase being effected, adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

The only substantive change to be made to the Company’s current memorandum of association pursuant to this Proposal No. 2 is to update paragraph 8 of the Company’s existing memorandum of association, which describes the authorised share capital of the Company.

The full text of the resolution to be proposed is as follows:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

Proposal No. 2 will be approved if not less than two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 3

SHARE CAPITAL REDUCTION AND REORGANISATION

To consider and approve a proposal for a reduction and reorganisation of the share capital of the Company from US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary shares of US$0.08 par value each to US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act (2023 Revision) of the Cayman Islands, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.” The form of Solvency Statement has not yet been prescribed by the Cayman Islands Government or the Registrar of Companies of the Cayman Islands and, accordingly, companies limited by shares or by guarantee are not yet able to take advantage of the New Share Capital Reduction Regime.

Notwithstanding the above, the board of directors consider it to be in the best interests of the Company to present the following proposal to the shareholders of the Company at the EGM to approve the Share Capital Reduction so that the Company may proceed with the Share Capital Reduction in the event that the form of the Solvency Statement is prescribed before the date of the EGM.

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”):

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of US$0.08 par value each and Class B ordinary share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.08 par value each and Class B ordinary shares of US$0.08 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A ordinary share of US$0.08 par value each be subdivided into 800 Class A ordinary shares of US$0.0001 par value each; and

ii.	each authorised but unissued Class B ordinary share of US$0.08 par value each be subdivided into 800 Class B ordinary shares of US$0.0001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0001 par value each and unissued Class B ordinary shares of US$0.0001 par value each that will result in the Company having authorised share capital of US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$ 412,500 divided into 4,110,000,000 Class A ordinary of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each .

VOTE REQUIRED FOR APPROVAL

Proposal No. 3 will be approved if not less than two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
SHARE CAPITAL REDUCTION AND REORGANISATION.

PROPOSAL NO. 4

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL REDUCTION AND REORGANISATION

To consider and approve a proposal for the Company to, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

The only substantive change to be made to the Company’s current memorandum of association pursuant to this Proposal No. 4 is to update paragraph 8 of the Company’s existing memorandum of association, which describes the authorised share capital of the Company.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy notice as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

VOTE REQUIRED FOR APPROVAL

Proposal No. 4 will be approved if not less than two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL REDUCTION AND REORGANISATION.

PROPOSAL NO. 5

ADJOURNMENT

Proposal No. 5, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. If Proposal No. 5 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 5 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: February 4, 2026	/s/ Gang Li
Gang Li
Chief Executive Officer, Director and Chairman of the Board of Directors

EXHIBIT A

Amended and Restated Memorandum of Association in Proposal No. 2

Exhibit A-1

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association
of
Chanson International Holding

香颂国际控股公司

(Adopted by special resolution passed on [●])

Exhibit A-2

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association

of

Chanson International Holding

香颂国际控股公司

(Adopted by special resolution passed on [●])

1	The name of the Company is Chanson International Holding 香颂国际控股公司.

2	The Company’s registered office will be situated at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

Exhibit A-3

6	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is US$330,000,000 divided into 4,110,000,000 Class A ordinary shares of US$0.08 par value each and 15,000,000 Class B ordinary Shares of US$0.08 par value each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Exhibit A-4

EXHIBIT B

Amended and Restated Memorandum of Association in Proposal No. 4

Exhibit B-1

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association
of
Chanson International Holding

香颂国际控股公司

(Adopted by special resolution passed on [●])

Exhibit B-2

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association

of

Chanson International Holding

香颂国际控股公司

(Adopted by special resolution passed on [●])

1	The name of the Company is Chanson International Holding 香颂国际控股公司.

2	The Company’s registered office will be situated at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

Exhibit B-3

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary Shares of US$0.0001 par value each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Exhibit B-4